PATIO BAHIA, INC.
400 S. Pointe Drive, Suite 1704
Miami Beach, Florida  33139
(754) 234-9455

May 10, 2010

“CORRES”

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Attention:	H. Christopher Owings, Assistant Director
Scott Anderegg, Esq., Staff Attorney
Mara Ransom, Esq., Legal Branch Chief
William Thompson, Accounting Branch Chief
Tony Watson, Accountant

Re:	Patio Bahia, Inc. (“Company”)
Registration Statement on Form S-1 (“Registration Statement”)
File No. 333-164806

Ladies and Gentlemen:

The undersigned registrant hereby requests acceleration of the effective date of the above-captioned Registration Statement to Wednesday May 12, 2010 at 4:00 P.M., Eastern time, or as soon thereafter as is practicable.

The undersigned registrant acknowledges that:

•
Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

Sincerely,
Patio Bahia, Inc.

By:/s/ Jeannot McCarthy
Jeannot McCarthy, President